UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934




                     For the date of 5 July, 2005

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                              Results of Meetings

Allied Irish Banks, p.l.c.

4 July 2005


Allied Irish Banks, p.l.c. Announcement of Results of Meeting

US$100,000,000 Undated Floating Rate Notes (the "Notes").

This announcement is made as a matter of record only and should be read in conjunction with the notice (the "Meeting Notice") published in the Financial Times on 3 June 2005, giving notice to Noteholders of the adjourned noteholder meeting convened on 22 June 2005 (the "Noteholder Meeting") held by the Company in connection with the Exchange Resolution and the Trustee Resolution. Terms used in this announcement and not otherwise defined have the meanings given to them in the Meeting Notice.

The Company hereby announces that, at the Noteholder Meeting held on 22 June 2005, the Trustee Resolution was duly passed by the requisite majority of holders of the relevant Notes, and that the Exchange Resolution was not duly passed by the requisite majority of holders of the relevant Notes. Accordingly, the modification referred to in the Exchange Resolution was not implemented and the modification referred to in the Trustee Resolution was implemented with effect on and from 1 July 2005.





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  5 July, 2005                             By: ___________________
                                                   Gary Kennedy
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.